# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CALAMOS CONVERTIBLE & HIGH INCOME FUND, CIK 0001222719
CUSIP: 12811P*59
Title of class of securities: Mandatory Redeemable Preferred Shares, Series D
Address of issuer's principal executive offices: 2020 CALAMOS COURT, C/O CALAMOS ADVISORS LLC, NAPERVILLE, Illinois (IL), 60563
Date of event which requires filing of this statement: 08/24/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CALAMOS CONVERTIBLE & HIGH INCOME FUND
Address of issuer's principal executive offices: 2020 CALAMOS COURT, C/O CALAMOS ADVISORS LLC, NAPERVILLE, ILLINOIS, 60563

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0% Series D Mandatory Redeemable Preferred Shares
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: /s/ David S. Royal, Chief Investment Officer (08/25/2026)